Exhibit (a)(3)

NCI, Inc.

LETTER OF TRANSMITTAL

From: __________________________

To:	NCI, Inc.
11730 Plaza America Drive
Reston, VA 20190-4764
Attention: Lisa Langsam
Llangsam@nciinc.com

I am a current employee, former employee, director or former director of NCI, Inc. (the “Company”). I have received from the Company the offering materials (the “Offering Materials”) filed with the U.S. Securities and Exchange Commission on Schedule TO on August 22, 2012, which describe the Company’s offer (the “Offer”) to purchase Eligible Options (as defined therein) for cash. I am a holder of Eligible Options, and I am eligible to participate in the Offer. I have reviewed the list of my Eligible Options provided to me by the Company and understand that, by participating in the Offer, I agree to sell all or some of these Eligible Options as indicated below.

In return for my Eligible Options, I understand the Company will grant me a cash payment as set forth below, calculated as set forth in the Offering Materials, that will be paid (subject to tax withholding) promptly following the expiration time of the Offer, subject to certain conditions described in the Offering Materials.

I acknowledge that my participation in the Offer, in whole or in part, is completely voluntary. I understand that I may tender some, all or none of my Eligible Options, but if I tender an Eligible Option, I must tender that Eligible Option in full.

For purposes of participating in the Offer, I hereby give up my entire ownership interest in the Eligible Options indicated below, and I understand that such Eligible Options will be cancelled and will become null and void as of the date the Offer expires and such Eligible Options are accepted by the Company.

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The Eligible Options I am tendering in the Offer are as follows:

Grant Date	Exercise Price per Share	Per Share Cash Payment	No. of Shares Underlying Eligible Option	Total Cash Payment per Eligible Option	Tender this Eligible Option? (yes/no)

Total: $ _____________

I acknowledge that I will be unable to withdraw the election described in this Letter of Transmittal after the Offer expires, which is currently scheduled to occur at 11:59 PM, Eastern Time, on September 19, 2012.

I hereby elect to participate in the Offer with respect to my Eligible Options designated above.

Signature of Holder:

Date:

Name (print):

Daytime Phone:

Address: